Athena Consumer Acquisition Corp.

442 5th Avenue

New York, NY 10018

October 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Athena Consumer Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed October 8, 2021
File No. 333-258050

Dear Ms. Adeloye:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Athena Consumer Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Tuesday, October 19, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jane Park
Jane Park
Chief Executive Officer

cc:	Reed Smith LLP Shearman & Sterling LLP